UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-07982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAVEN INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107
Sioux Falls, SD 57117-5107

RAVEN INDUSTRIES, INC. 401(k) PLAN
INDEX

The Raven Industries, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, the Plan's financial statements and supplemental schedules included in this Annual Report on Form 11-K for the years ended December 31, 2017 and December 31, 2016 have been prepared in accordance with the financial reporting requirements of ERISA.

DESCRIPTION	PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	13

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants
Raven Industries, Inc. 401(k) Plan
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raven Industries, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Raven Industries, Inc. 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member of Nexia International

Audit Committee and Plan Participants
Raven Industries, Inc. 401(k) Plan

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan's auditor since 2017.

Minneapolis, Minnesota
June 20, 2018

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2017	2016
ASSETS
Investments, at fair value	$65,920,068	$43,607,788

Notes receivable from participants, net	1,519,927	1,262,754

Contributions receivable
Participant contributions	13,029	—
Employer contributions	89,657	24,676
Loan repayment receivable	85	—
Total contributions receivable	102,771	24,676

Cash	28,903	3
Total assets	67,571,669	44,895,221

Liabilities
Accrued Liabilities	415	8,880
Total liabilities	415	8,880

NET ASSETS AVAILABLE FOR BENEFITS	$67,571,254	$44,886,341

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
ADDITIONS
Investment income
Interest and dividends	$2,049,833	$1,191,997
Net appreciation in fair value of investments	7,618,704	2,737,122
	9,668,537	3,929,119

Interest income on notes receivable from participants	59,093	59,511

Contributions
Participant contributions	3,541,709	2,431,419
Employer contributions	2,037,469	1,476,543
Rollover deposits	1,025,760	79,185
	6,604,938	3,987,147

Other income (expense) (see Note 1)	(21,015)	37,467

DEDUCTIONS
Benefits paid to participants	7,943,269	5,395,926
Administrative fees	52,575	7,100
	7,995,844	5,403,026

Net increase in net assets available for benefits	8,315,709	2,610,218

Transfer in from the Vista Research, Inc. Defined Contribution Plan	14,369,204	—

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	44,886,341	42,276,123
End of year	$67,571,254	$44,886,341

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

1.	Plan Description

The following description of the Raven Industries, Inc. 401(k) Plan (the Plan) provides only general information. Reference should be made to the Plan agreement and amendments for a more complete description of the provisions of the Plan.

General
The Plan is a contributory defined contribution 401(k) savings plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers substantially all employees of Raven Industries, Inc. (Raven or the Plan Sponsor) and subsidiaries (collectively referred to as the Company). Union members, leased employees, and foreign citizens working outside the United States of America are not eligible to participate in the Plan.

The trustee of the Plan for the 2017 Plan year is Fidelity Management Trust (Fidelity or Plan Trustee). The trustee of the Plan changed in 2017 in concurrence with the amendements to the Plan further described in Note 7 Plan Amendments. The trustee for the 2016 Plan year was Bank of America Merrill Lynch.

Eligibility and Vesting
Employees are eligible to participate in the Plan on the first monthly enrollment date (first day of each calendar month) proceeding the date in which they meet the eligibility requirements (attaining age 21 and completing one month of service). Participants are 100% vested at all times in their individual contributions, Company contributions (including Profit Sharing Contributions, if any), and earnings thereon. For the 2016 Plan year employees were eligible to participate in the Plan beginning the first quarterly enrollment date (first day of each calendar quarter) proceeding the date in which they met the eligibility requirements (attaining age 18 and completing ¼ year of service).

Participant Contributions
Employees who do not elect otherwise are automatically enrolled in the Plan upon becoming eligible with pre-tax contributions set at 3% of eligible compensation. Employees may elect to make contributions of up to 75% of eligible compensation. Prior to the 2017 Plan year employees could elect to make contributions of up to 50% of eligible compensation. The aggregate of all such deferrals is subject to the maximum permitted by law.

Employees eligible to make elective deferral contributions and have or will attain age 50 by the end of the calendar year are allowed to defer an excess of the otherwise applicable Plan and tax law limits on elective deferral contributions (catch-up contributions). Catch-up contributions are further limited by tax law applicable to the Plan year. Such elective deferrals may be either pre-tax or after-tax (Roth) contributions.

Employer Contributions
The Company makes matching Safe Harbor contributions of 100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but not to exceed 5% of compensation. Subsequent to December 31, 2017, the Company's matching Safe Harbor contributions were increased as further described in Note 8 Subsequent Events of the Notes to the Financial Statements in this Form 11-K.

The Company may make an annual discretionary contribution known as a Profit Sharing Contribution. Any participant who is credited with 1,000 hours of service during the Plan year and is employed on the last day of the Plan year is eligible to receive an allocation of any Profit Sharing Contribution that is made. Each eligible participant is his or her own allocation group based on a classification of participants defined by the Plan. The Company did not elect to make a discretionary Profit Sharing Contribution for the 2017 or 2016 Plan year.

Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contributions, rollover deposits, the Company’s contributions and an allocation of the Plan earnings and expenses, and Company discretionary contributions, if any. Company contributions are invested in the same investment funds, in the same percentage, as elected by the participant.

Investment Options
Participants are allowed to change their allocation percentages and their investment elections daily among the various investment fund options offered by the Plan. Raven common stock is an investment option under the Plan and is purchased in the open market by the Plan Trustee. Participant investment elections, including allocation percentages, may not exceed 10% and 20% in Raven common stock for the 2017 and 2016 Plan years, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan amount during the prior 12 months or 50% of their account balance at the time of loan origination. Loan fees are charged separately to the accounts of individuals who choose to exercise the Plan’s loan feature. The loans are secured by the balance in the participant’s account and bear interest at rates approximating the prime interest rate plus 1% at the time of loan origination. Principal and interest is paid ratably through automatic payroll deduction. Each participant may have no more than two outstanding loans at any time. Loans outstanding as of both December 31, 2017 and 2016 were at interest rates ranging from 4.25% to 5.75% and were payable through 2030.

Benefits
Participants may receive distributions from their vested accounts under the Plan upon termination of employment (account balances of $5,000 or less are automatically distributed or rolled into a Fidelity Individual Retirement rollover account or Roth rollover account) or attainment of normal retirement age (age 55).

In-service distributions are permitted upon reaching normal retirement age. Distributions prior to age 59 ½ are subject to limitations as defined by the Plan document and the Internal Revenue Code. In addition, distributions prior to age 59 ½ may be subject to a tax penalty. A participant who is continuing employment with the Company after attaining age 70 ½ must take at least the minimum required distribution as defined by the Plan document.

Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distributions of account balances will be made in accordance with Plan documents.

Death Benefits
The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested balance.

Administrative and Investment Fees
The cost of administrative services such as Plan record keeping, trustee services, and electronic access to Plan information are included in the investment management fees that are reflected as a reduction of investment returns. Prior to January 1, 2017, a Service Agreement (the Agreement) entered into by the Plan Sponsor and the Plan Trustee allowed the Plan Sponsor to be reimbursed (revenue sharing) by the Plan Trustee for qualified reimbursable Plan expenses, paid by the Plan Sponsor. All remaining qualified reimbursable expenses were processed in 2017 and are reported as Other income (expense) in the Statements of Changes in Net Assets Available for Benefits. In February 2018, the cumulative revenue sharing in excess of the Plans Sponsor’s qualified reimbursable Plan expenses were allocated on a pro-rata basis to the Plan participants based on their December 31, 2016 account balance.

2. Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets available for Plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold and investments held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income on notes receivable is recorded when it is earned. The allowance for credit losses was $19,284 at both December 31, 2017 and December 31, 2016.

Benefits Paid to Participants
Benefits are recorded in the Statements of Changes in Net Assets Available for Benefits when paid.

Subsequent Events
The Plan has evaluated subsequent events through June 20, 2018, the date the financial statements were issued and has disclosed the appropriate events in Note 8 Subsequent Events of this Form 11-K.

Recent Accounting Pronouncements
There were no accounting pronouncements adopted in 2017 or issued but not yet adopted that had or are expected to have a significant impact on the Financial Statements or Notes to Financial Statements in this Form 11-K.

3. Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Investments and Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy distinguishes between fair valuation assumptions based on observable and unobservable inputs and consists of three levels:

Level 1	Quoted market prices in active markets that the Plan has the ability to access for identical assets or liabilities.
Level 2	Inputs to the valuation methodology include -
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability; or
Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3	Unobservable inputs which reflect estimates and assumptions that a market participant would use.

The following is a description of valuation methods used for assets recorded at fair value at December 31, 2017 and 2016:

•	Money market funds - Valued at the net asset value (NAV) based on the daily closing price as reported by the fund. Money market funds are classified within Level 1 of the fair value hierarchy.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their NAV daily and to transact at that price. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Common collective trust - The investments include a capital preservation trust. The Plan’s interest in this trust are valued based on the NAV of the observable market prices of the underlying investments held by the fund less its liabilities. The NAV for the underlying assets of the trust is a readily determinable measure of their fair value and is the basis used by the trust for reporting all current transactions. Fair values for the underlying assets of the trust were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. The Plan's investments in this trust are classified within Level 2 of the fair value hierarchy.

•
Common stocks - The investment relates to self-directed brokerage accounts held by participants and Raven common stock purchased in the open market. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require transfer of financial instruments from one fair value level to another. For the years ended December 31, 2017 and December 31, 2016 there were no transfers in or out of Levels 1, 2, or 3.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016:

	2017
	Level 1	Level 2	Level 3	Total
Money market fund	$1,041,640	$—	$—	$1,041,640
Mutual funds	60,440,802	—	—	60,440,802
Common collective trust	—	2,873,602	—	2,873,602
Common stock	876,746	—	—	876,746
Participant self- directed brokerage accounts	687,278	—	—	687,278

Total investments at fair value	$63,046,466	$2,873,602	$—	$65,920,068

	2016
	Level 1	Level 2	Level 3	Total
Money market fund	$36,678,357	$—	$—	$36,678,357
Mutual funds	2,825,794	—	—	2,825,794
Common collective trusts	—	3,358,014	—	3,358,014
Common stock	696,098	—	—	696,098
Participant self- directed brokerage accounts	49,525	—	—	49,525

Total investments at fair value	$40,249,774	$3,358,014	$—	$43,607,788

The Plan’s investment gains and losses realized (bought and sold) and unrealized (held during the year) are reported in the Statement of Changes in Net Assets Available for Benefits as "Net appreciation in fair value of investments".

5. Tax Status

The Company has adopted a Fidelity volume submitter plan, "Volume Submitter Defined Contribution Plan (Profit Sharing/401(k) Plan)". The volume submitter plan received an advisory opinion letter dated March 31, 2014 in which the Internal Revenue Service (IRS) stated that the form of the plan was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In addition, the advisory opinion letter stated that an employer who adopts this plan may rely on the volume submitter plan advisory opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in process.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by Fidelity Management Trust, the Plan Trustee. These transactions qualify as exempt party-in-interest transactions. Some fees paid by the Plan for recordkeeping, trustee, and investment management were included as a reduction of the return earned on investments. Fees paid directly by the Plan for investment management and recordkeeping services were $52,575 and $7,100 for the years ended December 31, 2017 and 2016, respectively. In 2017, fees for these services were charged directly to the Plan participants. Prior to 2017, fees for these service were charged indirectly to participants through revenue sharing fees that reduce participants' returns.

Plan investments also include shares of Raven common stock. The Plan held participant-directed investments in Raven common stock as of December 31, 2017 and December 31, 2016 with fair values of $876,746 and $696,098, respectively. During 2017 and 2016, the Plan made open-market purchases of approximately $154,000 and $248,000, respectively, and sales of approximately $187,000 and $80,000, respectively, of Raven common stock. During the years ended December 31, 2017 and 2016, the Plan recorded dividend income of approximately $15,000 and $13,000, respectively, on this common stock.

7. Plan Amendments

Effective January 1, 2017, the Company entered into a Plan Service Agreement and appointed Fidelity Management Trust (Fidelity) as the trustee for all assets held by the Plan. As such, substantially all of the assets held by the Plan were liquidated on December 30, 2016 and transferred to Fidelity on January 3, 2017. At December 31, 2016, the liquidated assets held were invested in a money market fund and are reported as "Investments at fair value" in the Statements of Net Assets Available for Benefits. Certain assets held by the Plan were not liquidated but were transferred in-kind to Fidelity. Assets transferred in-kind included participant loans, the Company's common stock, self-directed brokerage accounts and assets invested in one mutual fund and one common collective trust which were retained as investment options with Fidelity.

Effective January 1, 2017, the Company also entered into an Adoption Agreement with Fidelity to adopt a Fidelity volume submitter plan, "Volume Submitter Defined Contribution Plan (Profit Sharing/401(k) Plan)". Under this volume submitter plan, the age requirement for eligibility was increased to age 21 and the eligibility service requirement was decreased to one month. Employees may elect to make contributions of up to 75% of eligible compensation. The normal retirement age under the plan was reduced to age 55. Participant investment elections, including allocation percentages, may not exceed 10% in Raven common stock. Participants are still 100% vested in all contributions and the Company's matching Safe Harbor contributions were not changed (100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but do not exceed 5% of compensation).

In addition, the Company's wholly owned subsidiary Vista Research, Inc. (Vista), purchased by the Company in January 2012, had continued to maintain and sponsor its own profit sharing and savings plan for the Vista employees. The Company and Vista entered into a Plan Merger Agreement in November 2016 to merge the Vista Research, Inc. Defined Contribution Plan (the Vista Plan) and the Company's Plan effective January 1, 2017. All assets and accrued benefits in the Vista Plan were combined by the trustee of the Plan and the Vista Plan in January 2017. Assets with a fair value of $14,369,204 were transferred into the Plan and are reported as "Transfer in from the Vista Research, Inc. Defined Contribution Plan" in the Statements of Changes in Net Assets Available for Benefits of this Form 11-K.

8.	Subsequent Events

Effective January 1, 2018, the Plan was amended to increase the Company's matching Safe Harbor contributions to the Plan to 100% of elective deferrals up to the first 5% of compensation. Prior to this amendment, the Company made matching Safe Harbor contributions of 100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but not to exceed 5% of compensation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAVEN INDUSTRIES, INC. 401(k) Plan

/s/ Janet L. Matthiesen
Janet L. Matthiesen
Vice President of Human Resources, Raven Industries, Inc.
Plan Administrator
Date: June 20, 2018

RAVEN INDUSTRIES, INC. 401(k) PLAN
Schedule Of Assets Held At December 31, 2017
Schedule H, Part IV, Line 4i
Plan 001, EIN: 46-0246171

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of Asset including maturity date,	Cost	Current
		rate of interest, collateral, par or maturity value	**	value

*	Fidelity	Govt Money Market - Taxable Money Market		$1,041,640
	Baird	Core Plus Inst - Intermediate-Term Bond		3,920,996
*	Fidelity	US Bond Index PR - Intermediate-Term Bond		312,672
	Federated	Common Collective Trust - Capital Preservation R6		2,873,602
*	Fidelity	Puritan K - Asset Allocation		1,330,461
	Brown Capital	Small Co Inst - Small Growth & Income		1,065,313
*	Fidelity	Small Cap Index PR - Small Blend		408,080
	JPMorgan	US Small Co R6 - Small Blend		45,131
	Wells Fargo	Special Small Cap Value Inst- Small Value		4,602,781
*	Fidelity	Mid-Cap Index PR - Mid-Cap Blend		391,869
	JPMorgan	Intrepid Mid-Cap I - Mid-Cap Blend		2,356,407
	J H Enterprise	Enterprise N - Mid-Cap Growth		1,966,707
	Victory	Sycamore Established Value I - Mid-Cap Value		1,345,009
*	Fidelity	International Index PR - Foreign Large Blend		408,904
	MFS	International Value R4 - Foreign Large Blend		5,144,658
*	Fidelity	500 Index PR - Large Blend		4,897,626
	Invesco	Growth & Income R5 - Large Value		3,851,462
	MFS	Growth R4 - Large Growth		7,561,894
*	Fidelity	Freedom Index Income Investor - Large Blend		2,397
*	Fidelity	Freedom Index 2005 Investor - Large Blend		152
*	Fidelity	Freedom Index 2010 Investor - Target date 2000 - 2010		40,130
*	Fidelity	Freedom Index 2015 Investor - Target date 2011 - 2015		776,908
*	Fidelity	Freedom Index 2020 Investor - Target date 2016 - 2020		2,729,681
*	Fidelity	Freedom Index 2025 Investor - Target date 2021 - 2025		2,538,059
*	Fidelity	Freedom Index 2030 Investor - Target date 2026 - 2030		3,209,043
*	Fidelity	Freedom Index 2035 Investor - Target date 2031 - 2035		2,357,742
*	Fidelity	Freedom Index 2040 Investor - Target date 2036 - 2040		4,492,652
*	Fidelity	Freedom Index 2045 Investor - Target date 2041 - 2045		1,786,054
*	Fidelity	Freedom Index 2050 Investor - Target date 2046 - 2050		1,913,578
*	Fidelity	Freedom Index 2055 Investor - Target date 2055		792,950
*	Fidelity	Freedom Index 2060 Investor - Target date 2060+		191,486
*	Raven Industries, Inc.	Common Stock - Raven Industries, Inc.		876,746
	Stock holdings	Common Stock - Participant self-directed brokerage account		687,278
*	Participant Loans	Participant Loans Receivable (4.25 % to 5.75%, payable 2018 thru 2030)	—	1,519,927
	Total Assets			$67,439,995

*	Denotes party-in-interest or related party
**	Not applicable for participant-directed investments

Exhibits

Exhibit Number	Description
23	Consent of independent registered public accounting firm